Exhibit 1

FOR IMMEDIATE RELEASE	18 DECEMBER 2014

WPP PLC (“WPP”)

WPP acquires digital agency Clarus in Mexico

WPP announces that it has agreed to acquire the assets of Maka Marketing Digital S.A. de C.V. and Clarus Digital S.A. de C.V. (“Clarus”), a leading digital marketing agency in Mexico.

Clarus’ 2014 revenues should reach MXN$ 108 million. Clients include Telcel, Citi-Banamex, Aeromexico, and Sigma Alimentos. The agency, which now employs 112 people, was founded in 2009 and provides full-service digital marketing and media buying capabilities to its clients. It is based in Mexico City.

This acquisition continues WPP’s strategy of investing in fast growing sectors such as digital and its commitment to developing its strategic networks throughout Latin America. The Group collectively generates revenues of US$1.6 billion in Latin America and employs 20,000 people. In Mexico the Group (including associates) generates revenues of almost US$ 200 million and employs over 2,000 people.

WPP’s digital revenues (including associates) were over US$6 billion in 2013, representing almost 35% of the Group’s total revenues of US$17.3 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

Contact:
Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239